

Mail Stop 3720

December 31, 2009

James N. Hauslein
Chairman and Chief Executive Officer
Atlas Acquisition Holding Corp.
c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Suite 106
Hobe Sound, FL 33455

> **Re: Atlas Acquisition Holdings Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-33927**
> **Filed December 18, 2009**

Dear Mr. Hauslein:

We have reviewed your preliminary proxy statement and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the basis for your belief that an extension of the date by which the trust account must be liquidated to February 16, 2010 will give you sufficient time to complete your proxy statement for the merger transaction and solicit proxies from your stockholders. We note that your preliminary proxy statement filed on

December 11, 2009 requires stockholders who seek to exercise their conversion rights to deliver their shares to your transfer agent prior to the special meeting of stockholders. Please revise your disclosure to indicate the potential impact a short time period between the date you mail your definitive merger proxy and the date of the special meeting may have on your stockholders' ability to exercise their conversion rights.

2. We note the statements throughout your preliminary proxy statement that the proposal to amend your charter, if approved, will also be deemed to be an authorization for you to amend the trust agreement. Please clarify whether a stockholder vote is required to amend the trust agreement (in addition to the vote to amend your charter).

3. We note that Section 6(c) of your Investment Management Trust Agreement, filed as exhibit 10.1 to your Form S-1, indicates that Lazard Capital Markets LLC and Morgan Stanley Co. Incorporated must provide prior written consent to any modification of the trust agreement. Revise to indicate whether each of these parties has consented to the modification and state any interests they may have in such modification.

4. Please tell us, with a view to disclosure, whether you intend to modify the expiration date of the warrants. If you do not intend to modify your warrants, disclose whether warrant holders could assert that the expiration date should be extended (if the Extension Amendment is approved), which could lead to claims or potential liability.

Notice of Special Meeting of Stockholders / Letter to Stockholders

5. We note your statement that your IPO prospectus "did not suggest" that the provision in your charter prohibiting amendments to extend the January 23, 2010 termination date, were subject to change. We further note that your IPO prospectus indicates that specific provisions in your charter, including the provisions setting forth that your corporate existence would automatically terminate if you did not consummate a business combination by January 23, 1010, (1) would not be amended without the affirmative vote of 95% of the outstanding shares of your common stock, and (2) that you viewed these provisions as obligations to our stockholders and would not take any action to amend or waive these provisions.. Please revise your disclosure in this section to address the legal claims your stockholders' may have as a result of the Extension Proposal conflicting with disclosure in your IPO prospectus.

Questions and Answers About the Special Meeting, page 1

6. Please revise your disclosure to include questions addressing each of the following:

- Whether the company will seek any further extensions to liquidate the trust account;

- Whether stockholders have any appraisal rights;

- What impact, if any, a stockholder's vote on these proposals will have on such stockholder's conversion rights with respect to the merger transaction; and

- Who is paying the expenses associated with the proxy solicitation as well as any additional expenses incurred during the extended period in which the parties will prepare for the merger transaction.

"Q: How will Atlas' directors and officers vote," page 2

7. We note your disclosure that your founders intend to vote their initial shares in favor of the Extension Proposal and the Adjournment Proposal. Please revise your disclosure to indicate the number and percentage of outstanding shares the initial shares represent. Please further disclose how the founders intend to vote any shares they purchased in or subsequent to your initial public offering. Disclose the number and percentage of shares held by the founders that do not consist of initial shares.

"Q: What is being voted on," page 2

8. We note that you are soliciting proxies to approve the Extension Proposal and Adjournment Proposal, and not your transaction with Select Staffing. Therefore, please revise your questions and answers section so that this is the first question.

"Q: What happens if I vote against the Extension Proposal," page 2

9. Please expand your disclosure in this section to address what will happen upon a liquidation of the trust account. For example, your disclosure should indicate the timing of the liquidation, the treatment of your warrants and the costs of liquidation.

Summary of the Proxy Statement, page 5

10. Please revise your summary so that the proposals for which the proxy is being

solicited are discussed first, and the proposed merger and other background information are provided after the description of the proposals.

Structure of the Merger, page 6

11. We note your disclosure here and on page seven that if the Extension Proposal is not approved, the merger will not be presented to your stockholders and you will liquidate your trust account. However, on page two you indicate that if the Extension Proposal is not approved, you will liquidate your trust account only if an alternative business combination is not approved by January 23, 2010. Please reconcile these statements.

Reasons for the Merger, page 7

12. Please revise your disclosure to address management's consideration of the 80% test as discussed in your IPO prospectus.

Rescission Rights, page 8

13. Please revise your disclosure in this section to explain in more detail how this proposal would generate rescission rights and why management, despite the risks associated with rescission rights, believes these proposals are in the best interest of the company. For example, your disclosure should address the opinion you have received from special counsel and indicate whether the exercise of rescission rights would have any impact on the trust account.

Certain Interests of Related Parties in the Extension Proposal, page 8

14. Please revise your disclosure to indicate the material interests your directors and officers have in the Extension Proposal and merger that are different from or in addition to the stockholders' interests.

The Special Meeting, page 10

15. Please tell us, with a view to disclosure, whether your management or any affiliates of the company intend to buy shares of common stock in the open market and/or through negotiated private purchases to vote such shares in favor of these proposals.

Proxy Solicitation Costs, page 12

16. We note your statement that you are bearing the costs of the solicitation costs. Please revise your disclosure to clarify what funds the company is using to complete this solicitation and indicate the impact such expenses may have on the

amount of working capital available to the company after completion of the merger transaction (to the extent such transaction is approved).

17. We note that you may also solicit stockholders by telephone or other electronic means. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

Rescission Rights, page 19

18. Tell us why your disclosure suggests that only stockholders at the time of the merger and who have not exercised their conversion rights would have potential securities law claims.

*   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any

proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or
Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director

Cc: Brian H. Blaney, Esq.
   Via facsimile to (602) 445-8603